
March 28, 2024

Orie Rechtman
Chief Executive Officer
Palisades Venture Inc.
21200 Oxnard St. #6630
Woodland Hills, CA 91367

> **Re: Palisades Venture Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 14, 2024**
> **File No. 333-276934**

Dear Orie Rechtman:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

Amendment No. 1 to Form S-1 filed March 14, 2024

Prospectus Summary, page 2

1. We note your response to prior comment 2 that Mr. Rechtman beneficially owns 68.5% of Palisades Venture. However, on pages i, 2, 7, 10, 14, and 34 your disclosure has not been updated accordingly. Please revise or explain.

Financial Statements, page F-1

2. Please provide updated financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Item 15. Recent Sales of Unregistered Securities, page II-1

3. On page F-15, you state that you issued 9,500,000 shares of common stock to consultants. Please revise to provide the disclosures required by Item 701 of Regulation S-K. Additionally, to the extent a consultant beneficially owns more than five percent of your common stock, please add this person to the beneficial ownership table.

Item 16. Exhibits, page II-1

4. As a follow up to prior comment 3, please file your service agreement with CorpTech as an exhibit.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova at 202-551-7519 or Mitchell Austin at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Gary L. Blum